# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO Flexible Municipal Income Fund, CIK 0001723701
CUSIP: 72203E400
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001567619-19-014067
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,000; sole dispositive power 0; shared dispositive power 2,000; aggregate amount beneficially owned 2,000 (50% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,000; sole dispositive power 0; shared dispositive power 2,000; aggregate amount beneficially owned 2,000 (50% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED
Name of issuer: PIMCO Flexible Municipal Income Fund
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Comment:
This Amendment No. 9 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, filed with the SEC on December 13, 2024 (as amended to the date hereof, the "Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares" CUSIP Number: 72203E400, 72203E509, 72203E871) of PIMCO Flexible Municipal Income Fund (the "Issuer").

This Amendment is being filed solely to correct the Amendment number on the Cover Page and Item 1 of the Schedule 13D filed by the Reporting Persons on December 13, 2024 from "Amendment No. 6" to "Amendment No. 8". No other changes are being made to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D, as amended, is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Limited Power of Attorney

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (12/20/2024)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (12/20/2024)